September 20, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington D.C. 20549

Attn: William Demarest and Kristi Marrone

Re:	OCA Acquisition Corp.
Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 31, 2022
File No. 001-39901

Dear Mr. Demarest and Ms. Marrone:

OCA Acquisition Cor. (the “Company”) received a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 2, 2022 (the “Comment Letter”) related to its Annual Report on Form 10-K for the fiscal year ended December 31, 2021.  Ellenoff Grossman & Schole LLP acts as outside securities counsel to the Company. This letter is to confirm the telephone conversation that examiner Ms. Marrone had with Megan Bumb of Ellenoff Grossman & Schole, on September 19, 2022, in which she respectfully requested, on behalf of the Company, an extension of time to respond to the Comment Letter beyond the date indicated therein, and was advised that the Staff would grant the Company an extension of ten business days, or until September 30, 2022, to respond to the Comment Letter. We greatly appreciate the Staff’s willingness to accommodate our request.

Sincerely yours,

/s/ Jonathan Deblinger, Esq.

Jonathan Deblinger, Esq.